TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Annual General Meeting and Corporate Update

April 1, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") will hold its annual general meeting of shareholders ("Annual Meeting") on Thursday, May 9, 2024 commencing at 1:30 pm Vancouver time, followed by a corporate update commencing at 1:45 pm. Shareholders who cannot attend the Annual Meeting or the corporate update in person are invited to join online.

Information regarding how to participate in the Annual Meeting has been distributed to shareholders and is also available for download on our website at www.EquinoxGold.com/shareholder-events.

Shareholders can submit questions in advance about Equinox Gold, the Annual Meeting or the voting process using the Submit a Question form on our website at www.EquinoxGold.com/investors/agm-contact/.

Annual Meeting and Corporate Update

Attend in Person

Suite 3500, 1133 Melville Street, Vancouver, BC

Attend Online
Annual Meeting	https://meetnow.global/MPL9QRU
Corporate Update	www.EquinoxGold.com/shareholder-events

Meeting Materials

To further its commitment to environmental sustainability and to reduce its printing and mailing costs, Equinox Gold uses the Notice and Access process for the delivery of meeting materials. Under Notice and Access, instead of receiving printed copies of the meeting materials shareholders receive a Notice and Access Notification containing details of the Annual Meeting date and purpose, how to access the live webcast, and information on how to access the meeting materials electronically. Shareholders with existing instructions on their account to receive printed materials have been mailed a printed copy of the meeting materials.

All of the meeting materials can be downloaded at www.EquinoxGold.com/shareholder-events and from Equinox Gold's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Shareholders may request that printed copies of the meeting materials be mailed to them at no cost by contacting the Company by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America) or +1-604-558-0560 (International) or by email at info@equinoxgold.com.

Annual Filings

The Company has filed its Annual Information Form and its Annual Report on Form 40-F for the year ended December 31, 2023. The Annual Information Form is available for download on SEDAR+, on EDGAR and on Equinox Gold's website. The Form 40-F is available for download on EDGAR.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com